Exhibit 99.1

Yingli Green Energy Announces Changes to Its Board of Directors

BAODING, China, March 7, 2017 Yingli Green Energy Holding Company Limited (NYSE: YGE) ("Yingli Green Energy" or "the Company"), one of the world's leading solar panel manufacturers, today announced that Mr. Xiangdong Wang has resigned from his position as an executive director of the Company due to personal reasons. The Company’s board of directors has appointed Mr. Jingfeng Xiong, a vice president of the Company, to replace Mr. Wang as an executive director effective as of March 3, 2017.

Mr. Jingfeng Xiong joined the Company in 2000. He served as the Company’s vice president and Chief Engineer since 2008 and has been responsible for the Company’s manufacturing, research and development with rich experience in operation management, technology improvement and technical innovation. He has led the Company’s Project PANDA, a research and development project for high efficiency monocrystalline PV cells. Mr. Xiong has planned many other innovation programs and made outstanding contributions by optimizing operations and automating production lines to improve yield rates, enhance cost savings and increase production efficiencies. In addition, he has been playing a key role in the over-all planning of procurement, production and sales along with the Company’s strategic adjustments in recent years. He received a bachelor’s degree in electronics in 1999 from Hebei University and his EMBA degree from Nankai University in China.

“I’m pleased to welcome Mr. Xiong to the board of directors. I believe his operational and technical expertise will make him a valuable contributor to the board,” commented Mr. Liansheng Miao, Chairman and Chief Executive Officer of the Company. “I would also like to personally thank Mr. Wang for his valuable contributions to the board.”

About Yingli Green Energy

Yingli Green Energy Holding Company Limited (NYSE: YGE), known as "Yingli Solar," is one of the world's leading solar panel manufacturers. Yingli Green Energy's manufacturing covers the photovoltaic value chain from ingot casting and wafering through solar cell production and solar PV module assembly. Headquartered in Baoding, China, Yingli Green Energy has more than 20 regional subsidiaries and branch offices and has distributed more than 17GW solar panels to customers worldwide. For more information, please visit www.yinglisolar.com and join the conversation on Facebook, Twitter and Weibo.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "target" and similar statements. Such statements are based upon management's current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Yingli Green Energy's control, which may cause Yingli Green Energy's actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in Yingli Green Energy's filings with the U.S. Securities and Exchange Commission. Yingli Green Energy does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For further information, please contact:

Eric Pan
Investor Relations
Yingli Green Energy Holding Company Limited
Tel: +86 312 8929787
E-mail: ir@yingli.com